Fortuna reports consolidated financial results for the third quarter of 2013

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, November 5, 2013: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI)  (Frankfurt: F4S.F) today reported revenue of $30.2 million, cash generated from operations, before changes in working capital of $7.6 million and a net loss of $0.3 million in the third quarter of 2013.  Income before income tax was $2.2 million.

Third quarter 2013 financial highlights:

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Sales of $30.2 million

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Cash flow from operations before changes in non-cash working capital of $7.6 million

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Net loss of $0.3 million

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Income before tax of $2.2 million

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Cash position, including short term investments, and working capital as at September 30, 2013 were $41.8 million and $65.0 million, respectively

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Silver and gold production of 1,104,914 ounces and 4,515 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits, was $7.51

Jorge A. Ganoza, President and CEO, commented: “The company has advanced in the implementation of the cost cutting measures announced at the end of Q2 with visible results at both our operations and at the corporate level.  At Caylloma we have reduced unit costs by 7% compared to the previous quarter and at San Jose, we remain on track to achieve and improve our cost guidance for the year as we capitalize on the mill expansion to 1,800 tonnes per day.”  Mr. Ganoza continued: “The growth of 22% in reserves and 39% in inferred resources announced in October confirms the materiality of the high-grade silver-gold Trinidad North discovery and the organic growth opportunities this deposit continues to offer us.  As we continue exploring to grow Trinidad North this year and next, we have adjusted our mine development plans to incorporate Trinidad North into our production mix by early 2015, which is expected to contribute higher margin rock and increase metal output.”

Third quarter financial results

Third quarter net loss was $0.3 million (Q3 2012: income $8.0 million), resulting in a loss per share of $nil (Q3 2012: earnings per share $0.06).  Income before tax in the third quarter was $2.2 million (Q3 2012: $12.3 million).  The decrease in income during the third quarter was driven by lower sales of $30.2 million (Q3 2012: $43.8 million), down 31% from the prior year quarter, explained mainly by lower realized silver and gold prices of 29% and 21%, respectively.  Lower gold production at San Jose also contributed to the decrease in sales, as did a slight build-up of metal inventory at the end of the quarter. The decrease in income was further impacted by a higher effective tax rate at our Peruvian subsidiary, as a result of continuing weakness of the local currency.

Mine operating earnings decreased 58% to $8.1 million (Q3 2012: $19.2 million). The decrease is attributable to lower sales, which as described above were mainly related to lower prices and lower gold production, with a direct impact on our margins.

Cash generated by operating activities, before changes in working capital, was $7.6 million, a decrease of 62% over the prior year period, mainly because of lower sales, of 31%. Operating cash flow per share, before changes in working capital, decreased 63% to $0.06, compared with $0.16 a year ago (refer to non-GAAP financial measures).

The company’s cash position, including short term investments, as at September 30, 2013 totaled $41.8 million (December 31, 2012: $64.7 million), a decrease of $22.9 million.  The decrease from year end 2012 is primarily a result of net cash generated by operating activities of $28.2 million and cash consumed by expenditures on mineral properties, plant and equipment of $51.3 million.  Expenditures on mineral properties, plant and equipment was comprised of the following: $31.8 million of plant and equipment and mine development, $9.0 million of brownfields exploration, and $10.0 million on the acquisition of the Taviche Oeste concession, which hosts the Trinidad North discovery.  The $31.8 million for property plant and equipment and development includes $7.7 million related to the San Jose mine expansion and $7.4 million related to a new tailings dam and camp facilities at the Caylloma mine.

Operating Results

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Consolidated Metal Production	Consolidated	Consolidated	Consolidated	Consolidated

Silver (oz)	1,104,914	1,027,741	3,171,139	2,977,027
Gold (oz)	4,515	5,348	14,191	16,330
Lead (000's lb)	4,730	4,452	14,010	12,951
Zinc (000's lb)	6,468	5,615	18,535	16,260
Copper (000's lb)	-	-	-	48
Production cash cost (US$/oz Ag)*	7.51	6.15	7.25	4.98
* Net of by-product credits

In the third quarter of 2013, the company delivered 1,104,914 ounces of silver, 4,515 ounces of gold and base metal by-products.

In the nine months of 2013, the company produced 3,171,139 ounces of silver and 14,191 ounces of gold. When compared with the same period the previous year, silver production increased 7%, while gold production decreased 13%. Fortuna reaffirms its production guidance of 4.5 million ounces of silver and 23,600 ounces of gold or 5.9 million ounces of Ag Eq* for 2013.

(*) Ag Eq calculated using Ag = US$23.11/oz and Au = US$1,413.65/oz

San Jose mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	102,088	91,607	297,829	270,674
Average tonnes milled per day (tpd)	1,200	1,048	1,141	1,024

Silver
Grade (g/t)	184	191	189	192
Recovery (%)	89	89	89	87
Production (oz)	536,191	502,835	1,609,534	1,457,997
Gold
Grade (g/t)	1.37	1.73	1.49	1.87
Recovery (%)	88	89	88	87
Production (oz)	3,970	4,501	12,611	14,064
Unit costs
Production cash costs (US$/oz Ag)*	8.37	4.81	7.08	2.20
Production cash cost (US$/tonne)	72.09	80.59	75.68	70.94
Unit net smelter return (US$/tonne)	135.75	213.44	167.08	214.02
* Net of by-product credits

Silver and gold production for the quarter was 7% above and 12% below the previous year, respectively. Silver production increased on the back of higher throughput compared with the prior year. Gold production decreased due to lower head grade of 21%. The decrease in gold head grade was anticipated in the mine plan to an extent; our mine plan anticipated a lower head grade of 14%. The further decrease in head grade beyond the plan is due to local variability encountered in the production stopes. Reconciliation of the gold production grades with the long term resource and reserve models is within accepted ranges for the respective resource and reserve categories. We do not anticipate this as being a trend and expect to revert to the planned head grades as the mining progresses out of this lower grade zone.

Mill expansion to 1,800 tpd was commissioned towards the end of September 2013. Throughput rate up to October 23rd was 1,630 tpd. We expect to stabilize mill throughput at 1,800 tpd by November 2013.

Caylloma mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	117,111	117,386	342,433	346,700
Average tonnes milled per day (tpd)	1,301	1,306	1,283	1,286

Silver
Grade (g/t)	180	181	173	178
Recovery (%)	84	77	82	77
Production (oz)	568,722	524,906	1,561,605	1,519,030
Gold
Grade (g/t)	0.34	0.44	0.35	0.42
Recovery (%)	43	51	41	47
Production (oz)	545	847	1,580	2,266
Lead
Grade (%)	1.97	1.97	2.04	1.93
Recovery (%)	93	87	91	88
Production (000's lb)	4,730	4,452	14,010	12,951
Zinc
Grade (%)	2.84	2.55	2.81	2.49
Recovery (%)	88	85	87	85
Production (000's lb)	6,468	5,615	18,535	16,260
Copper
Production (000's lb)	0	0	0	48
Unit costs
Production cash cost (US$/oz Ag)*	6.70	7.43	7.43	7.64
Production cash cost (US$/tonne)	87.07	85.14	91.47	84.11
Unit net smelter return (US$/tonne)	154.18	180.94	166.37	179.19
* Net of by-product credits

Silver production for the quarter was 8% above the prior year period due to improved silver recovery.  Metallurgical recovery for silver was 84% or 9% above the second quarter of 2012 as a result of optimization initiatives implemented during the year.

Conference call to review 2013 third quarter financial and operating results:

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=171846  or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Wednesday, November 6, 2013

Time: 9:00 a.m. Pacific | 12:00 p.m. Lima | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853
Replay number (International): +1.201.612.7415

Replay Passcodes (both are required for playback):

Conference ID #:   13572570

Playback of the webcast will be available until June 2, 2014.  Playback of the conference call will be available until 11:59 p.m. Eastern on November 20, 2013.  In addition, a transcript of the call will be archived in the company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations

Carlos Baca – T (Lima): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.